UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Name of Issuer)
Kit Manufacturing Company

(Title of Class of Securities)
Common Stock

(CUSIP Number)
498017102

NAME OF REPORTING PERSON
Michael J. Seaman

I.R.S. IDENTIFICATION NO.
###-##-####

MEMBER OF A GROUP?

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 52,000
SHARED VOTING POWER 25,000
SOLE DISPOSITIVE POWER 52,000
SHARED DISPOSITIVE POWER 25,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,000

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
6.9%

TYPE OF REPORTING PERSON
IN



ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer:  Kit Manufacturing Company
(b)Address of Issuer:  530 East Wardlow Road
                       P.O. Box 848
                       Long Beach, CA 90801

Item 2.
(a)Name of Person Filing:  See Exhibit 1
(b)Address of Person Filing: 7861 Coco Bay Drive, Naples, FL 34108
(c)Citizenship:  See Exhibit 1
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  498017102

Item 3.
The reporting person is an individual investor.

Item 4. Ownership
(a)Amount Beneficially Owned:  See Exhibit 1
(b)Percent of Class:  See Exhibit 1
(c)Number of Shares as to which such person has:
(i)sole power to vote or to direct the vote:
     See Exhibit 1
(ii)shared power to vote or to direct the vote:
     See Exhibit 1
(iii)sole power to dispose or to direct the disposition of:
     See Exhibit 1
(iv)shared power to dispose or to direct the disposition of:
     See Exhibit 1

Item 5. Ownership of Five Percent or Less of Class:
        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another
Person: N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: N/A

Item 8. Identification and Classification of Members of the Group:
	See Exhibit 1

Item 9. Notice of Dissolution of Group:
        N/A

Item 10. Certification:
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   See Exhibit 2
Signature:  See Exhibit 2
Name/Title: See Exhibit 2



                    Exhibit 1


Item 2.
(a) Name of Person Filing
     1)  Michael J. Seaman

(c)Citizenship
     1)  U.S.

Item 4.
(a) Amount Beneficially Owned
     1) 77,000

(b) Percent of Class
     1)  6.9%

(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
         1)  52,000

   (ii)  shared power to vote or to direct the vote
         1)  25,000

   (iii) sole power to dispose or to direct the disposition of
         1)  52,000

   (iv)  shared power to dispose or to direct the disposition of
         1)  25,000

*Michael J. Seaman and members of his immediate family own shares of the company. Mr. Seaman is the managing trustee of the George J. Seaman, MD P.C. Wasting Trust ("Trust"). Mr. Seaman has sole voting and dispositive powers over those shares owned by the Trust and him personally. Mr. Seaman has shared voting and dispositive powers over those shares owned by his wife, Phyllis Seaman, and by his children, Kimberley Seaman, Jordan Seaman and Sloane Seaman.


Exhibit 2

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 3, 1999




_____________________________________
Michael J. Seaman
Individually